02047206

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

1-13330

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
JUL 30 2002
1086

For the month of July, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

PROCESSED
JUL 31 2002
THOMSON
FINANCIAL

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : July 26, 2002

By : ____________________________

Name : Widya Purnama
Title : President

INDOSAT

Ref. 784/GUI/HM.110/02

July 26th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525
Attn.: **Filing Desk**

Re. : Release of The Impact of Worldcom Case to Indosat

Dear Sir,

Please find attached the release of The Impact of Worldcom Case to Indosat, which is announced on July 26, 2002.

Thank you for your attention.

Sincerely yours,

INDOSAT, PERSERO 1.4.1

Widya Purnama
President

Jl. Medan Merdeka Barat 21
P.O. Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax. : 021.345.8155, 380.9633

INDOSAT

For immediate release :

INDOSAT IS NOT MATERIALY AFFECTED BY WORLDCOM CASE

Jakarta, July 26, 2002 – In regard to the case of Worldcom in the US, it is deemed necessary to inform that Worldcom case does not have any material effect on Indosat Group.

During January - June 2002, average international telephony traffic between Indosat and Satelindo with Worldcom and vice verse, is around 2% of total monthly traffic or contributing around US$ 120 thousands of net settlement per month. Total outstanding receivable from Worldcom until June 2002 was less than US$ 300 thousands.

Indosat is conducting regular communication to Worldcom to ensure that Indosat is able to maintain its best service to the customers and each company could fulfill its respective obligation as agreed.

Total Indosat consolidated operating revenue in the first quarter of 2002 was Rp 1,542 bilion (around US$ 171.3 milion with assume exchange rate of 1 US$ = Rp 9,000), which was contributed by cellular (45%), international telephone (34%), and MIDI and other services (21%). For international telephone, Indosat and Satelindo is connected to 3 operators in the USA namely AT&T, Worldcom and Sprint. This connection is in the form of delivery of telephone traffic in both ways.

Indosat is a full network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchange (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)//.

For further information, please contact :
PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com